
July 13, 2015

<u>Via E-mail</u>
Stephen G. Williams
Chief Operating Officer
Vistana Signature Experiences, Inc.
9002 San Marco Court
Orlando, Florida 32819

> **Re: Vistana Signature Experiences, Inc.**
> **Registration Statement on Form 10**
> **Filed June 16, 2015**
> **File No. 001-37448**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1.   Please note that the Form 10 goes effective by lapse of time 30 days after the receipt by the Commission of a certification by the national securities exchange that the security has been approved by the exchange for listing and registration, pursuant to Section 12(d) of the Securities Exchange Act of 1934.   Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Exchange Act at such time, even if we have not cleared our comments. In this regard, we note your disclosure on page 10 in the information statement, as a condition to the distribution, you state that your registration statement on Form 10 shall have "become effective." Please revise your filing and confirm your understanding that the registration statement will be deemed effective by lapse of time 30 days after receipt of the exchange certification. Please note, however, that we will continue to review your filing on Form 10 until all of our comments have been addressed.

2.   We note that no vote or action of Starwood stockholders is required in connection with

the spin-off. Please provide us a legal analysis regarding the basis for this statement.

3.   Please submit all exhibits as promptly as possible. We will review the exhibits and may have further comments after our review

Exhibit 99.1 Preliminary Information Statement

Summary, page 4

4.   Please revise to balance the disclosure in your summary section to include a brief description of the most significant risks associated with owning shares of your common stock.

The Spin-Off, page 7

5.   Please revise to briefly identify the assets as well as liabilities and obligations, including the Transferred Properties and all other "various assets related to the vacation ownership business," to be allocated to the company pursuant to the Separation and Distribution Agreement and other ancillary agreements.

Indebtedness and Other Financing Arrangements, page 9

6.   Please confirm that you plan to revise to disclose the material terms of each facility, including interest rate, maturity date, and financial covenants.

Q. What rights will Vistana have with respect to use of the Westin…, page 20

7.   We note that you will pay a fixed annual fee of $30 million and certain variable fees to Starwood. Please revise to quantify the "variable fees" payable to Starwood under the terms of your agreements.

Reasons for the Spin-Off, page 44

8.   We note that your usage rights to the St. Regis and The Luxury Collection brands appear non-exclusive. Please revise to more specifically describe your rights to the St. Regis and The Luxury Collection brands and, as applicable, discuss Starwood's ability to operate any such properties in a manner competitive to you.

Manner of Effecting the Spin-Off, page 45

9.   Please supplement your disclosure in this section to more fully discuss and quantify your allocable portion of anticipated transaction costs in connection with the spin-off.

Internal Reorganization, page 45

10.   We note that you will own "substantially all" of Starwood's vacation ownership business upon consummation of the transactions. Please revise here and under the Separation and Distribution heading beginning on page 137 to describe all assets associated with the vacation ownership business, including clarifying those assets related to the business that will *not* transfer to you.

Unaudited Pro Forma Combined Financial Statements, page 60

11.   If material, please quantify any separation costs incurred to date, as well as an estimate of the additional separation costs you expect to incur in connection with the separation.

Our Resorts, Properties and Land, page 75

Transferred Properties, page 77

12.   Please revise to describe your VOI conversion plans, including partial conversions, and anticipated costs in greater detail for each of these properties. In addition, please clarify how you intend to operate these properties upon completion of the spin-off and prior to any conversion.

Our Products, page 79

13.   Please revise your disclosure under this heading to more specifically explain how ownership is conveyed through deeds or membership interests, including whether you are conveying an ownership interest in the underlying real property.

Development, page 82

14.   We note your discussion in this section regarding development plans for 1,538 future villas. Please revise to more specifically describe whether these units are in the development, planning or evaluation stage. In addition, please provide the anticipated completion date, any costs incurred to date and budgeted costs or advise.

Reacquired VOIs, page 82

15.   We note you reacquire VOIs in several ways. Please revise to quantify the VOIs you have reacquired and describe any expenses or fees associated with reacquired VOIs.

Consumer Financing, page 83

16.   We note that you plan to periodically securitize vacation ownership notes receivable. In future Exchange Act periodic reports, please confirm that you plan to fully describe, to

the extent material, the material terms of your loan securitization program, including identification of the key parties to these transactions and a brief description of each such party's roles, responsibilities, background and experience.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Vacation Ownership Sales and Financing, page 92

17.   Please consider stratifying the average FICO scores of customers between purchasers of Westin VOIs and Sheraton VOIs. In that regard, we note from your disclosure on page F-18 that average FICO scores vary by brand. We also note that you believe there is a relationship between the default behavior of borrowers and the brand associated with the vacation ownership property they have acquired per your disclosure on page 116.

Management and Rental Operations, page 98

18.   We note your disclosure in footnote (1) regarding rooms removed from the "rental availability" line item due to maintenance or renovation. Please revise to more specifically describe or identify any such rooms that were removed from this pool during the period.

Liquidity and Capital Resources, page 110

Financing Cash Flows, page 113

19.   Please further explain your statement on page 114 regarding your securitization structure that "such activity…was initially classified in cash from operations with the subsequent remittances reflected as cash used in financing activities."

Management

Our Executive Officers, page 120

20.   We note your disclosure on page 126 that you currently anticipate that, except as otherwise described, compensation programs will continue to be substantially similar to current programs. Please disclose whether you intend to execute new employment arrangements with your named executives. Please also clarify whether you plan to adopt a separate compensation plan for your NEOs.

21.   Please tell us whether any of your key employees will continue to hold positions with Starwood upon consummation of the spin-off.

License Agreement, page 138

22.   Please revise to disclose the sales thresholds that must be satisfied to maintain the exclusive license.

Combined Statements of Comprehensive Income, page F-4

23.   Please tell us what consideration you gave to separately presenting rental, product and service revenues included in the line item "resort operations and ancillary services." In that regard, we note that the currently combined revenue item contains both rental revenue and miscellaneous revenue from your restaurants, golf courses, etc. Please refer to Rule 5-03 of Regulation S-X.

Note 5. Vacation Ownership Notes Receivable, net, page F-16

24.   Please revise your disclosure to explain the reasons why a portion of your vacation ownership notes receivable does not have an associated FICO scores on record.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Jaime John, Accounting Branch Chief, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel

cc: Jason Licht
     Latham & Watkins